CELSIUS HOLDINGS, INC.
140 NE 4th Avenue, Suite C
Delray Beach, Florida  33483

April 29, 2009

Mr. John Reynolds
100 F Street, N.E.
Mail Stop 3561
Washington, DC  20549-7010

Re:	Celsius Holdings, Inc.
Amendment No. 1 to Form S-1
Filed October 9, 2008
File No. 333-153244

Dear Mr. Reynolds:

At the request of the U.S. Securities and Exchange Commission, we are providing this letter in response to the comment made in the Commission’s letter dated April 20, 2009 regarding the Company’s Amendment No. 1 to Form S-1 filed on October 9, 2008 (the “Registration Statement”).  We are providing the following letter containing our responses.

COMMENT:
We note in our response dated February 5, 2009 regarding our comment letter dated December 17, 2009.  Please be advised that we have considered your responses to comments one and two from our letter and we continue to have concerns regarding your analysis of Golden Gate’s status as an underwriter as well as your analysis under Rule 144.

In this regard, we note references to Rule 144 in the registration statement, including on pages 30 and F-13.  Please revise to address the impact to the company of the unavailability of Rule 144 as described.

RESPONSE:	In accordance with the Commission’s comment above, we have revised the Registration Statement to address the impact to the company of the unavailability of Rule 144 as described.

We trust that this response satisfactorily responds to your request.  Should you require further information, please contact Roger L. Shaffer, Esq. at (561) 862-5535 or myself at (561) 276-2239.

Very truly yours,

/s/ Jan Norelid
Jan Norelid
Chief Financial Officer